Contact

www.linkedin.com/in/kyle-huber-creative (LinkedIn)

Top Skills

Operations Management
Media Production
Marketing Strategy

Certifications

AIARE Level 1 Avalanche Training
Microsoft Office Specialist Excel 2013

Kyle Huber

Founder @ earthy
United States

Summary

Multi-skilled operator across creative and business.

Conscious business leaders hold the keys to solving the biggest problems of the day.

Previously:
visual storyteller + producer at CreativeLive (Acquired by Fiverr in 2021)

Currently building Earthy, on a mission to empower individuals to take ownership of their health.

Earthy is a transparent nutrition brand born out of the observation that the way we nourish our minds is making us sick.

88% of US adults have a metabolic disorder. 20% experience a mental health condition each year.

At Earthy, we're on a mission to set new standards and raise the bar for quality, performance and transparency.

liveearthy.co - sign up for the email newsletter to get valuable information delivered to your inbox.

Experience

Earthy

Founder + COO
July 2023 - Present (4 months)
United States

Empowering people to take ownership of their health by providing transparent, nature-backed nutrition. Made with powerful adaptogens, Earthy products fuel both the mind and body.

Head to liveearthy.co to join the fun.

kylehuber.com
Content Creator
May 2017 - April 2023 (6 years)
Greater Seattle Area

Director + Producer. Broad range of experience across 7+ years in media production. Creative Swiss army knife with a bent towards execution. I believe deeply in the power of storytelling and connection with nature.

My creative outlet at the moment is building Earthy, where you can find content that is made to give you more control over your health.

Kylehuber.com is my personal website and blog- you can also find The Adventure Creator Podcast anywhere you listen to podcasts.

Areté Adaptogens
Head of Content and Marketing
July 2022 - March 2023 (9 months)
Seattle, Washington, United States

Areté Adaptogens created the first mushroom gummy, Shroomy and now is home to the adaptogen-blend coffee replacement/pre-workout, Root Strength. The Greek word, Areté means: excellence in all areas. Our products our designed to meet you wherever it is you want to optimize your performance. The trade-off between healthy habits, taste and convenience is no longer necessary.

My role at Areté was mainly to drive marketing and content production, but includes other areas of business operations. Our small team bootstrapped our way to a national distribution deal with Vitamin Shoppe while growing D2C subscription and e-commerce.

CreativeLive
Content Creator, Producer, Editor
January 2019 - August 2022 (3 years 8 months)
Greater Seattle Area

CreativeLive was a great place to learn and grow as a creator and entrepreneur. I first joined as the editor for the Chase Jarvis LIVE Show, and

evolved along with our strategy into creating with the short form content team, led by Nasa Koski.

After being Acquired by Fiverr in 2021, we expanded the content team and implemented a new content strategy across blog, YouTube, Instagram, Facebook, and LinkedIn.

Skills that I was fortunate to be able to hone while @ CreativeLive:

-Communication. The root of effective operations.
-Content management / project management
-Blog/article writing
-General leadership and teamwork skills in a demanding environment

Producer + Editor // The Chase Jarvis Live Show
Visual Storyteller

The Scooty Fund
Board Member
March 2020 - February 2022 (2 years)
Seattle, Washington, United States

The Scooty Fund's mission is to promote, support and advance culture surrounding mental health and wellness in ways that enhance the lives and well-being of young people.

Check out the Instagram page and to see Wellness Warrior Wednesday Takeovers from our community! - @TheScootyFund

TheScootyFund.org

Kyle Huber Creative Studio
Producer, DIT, Camera operator
October 2018 - August 2019 (11 months)
Dinosaur National Monument, Sun Valley, etc.

As a producer I was able to help raise $45,000 for the feature length documentary film, Painting at the Edge. The project included 6 weeks traveling and filming in the backcountry where I operated a camera, managed gear and acted at DIT (logging and managing data each night).

Through a grant application we received fiscal sponsorship from the Redford Center. As of October 2020 the film is in post-production.

On-Island Auto Detail
Independent Business Owner
June 2014 - August 2017 (3 years 3 months)
Greater Seattle Area

When you return a client's keys after professional car detail, there is a certain level quality and service expected. Over 3 summers myself and a partner oversaw the growth and success of our business, often leading small teams, operating from dawn till dusk.

Excellent client communication, a consistent work ethic, and ability to focus and produce for long periods of time were required to be successful in this business.

Avanade
Summer Intern
May 2016 - August 2016 (4 months)
Seattle, WA

Education

University of Notre Dame
Bachelor’s Degree, Management Consulting, concentration in Business Intelligence · (2013 - 2017)

Seattle University
Individualized, Business Administration and Management, General · (2018 - 2018)

Mercer Island High School
High School · (2009 - 2013)